Exhibit 99.1

Satellos to Participate in the Guggenheim Securities Emerging Outlook: Biotech Summit 2026

TORONTO, Feb. 10, 2026 (BUSINESS WIRE) — Satellos Bioscience Inc. (Nasdaq: MSLE, TSX: MSCL) (“Satellos” or the “Company”), a clinical-stage biotechnology company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases, today announced that management will participate in a fireside chat at the Guggenheim Securities Emerging Outlook: Biotech Summit 2026 in NYC on Thursday, Feb. 12, 2026, at 10 a.m. ET.

The fireside chat will be available via live webcast on the Events and Presentations page in the Investors section of the Company’s website. A replay will be available following the event.

Members of the Satellos leadership team will also be available for one-on-one investor meetings during the conference. Investors interested in scheduling a meeting may contact their Guggenheim representative or reach out directly to Satellos at ir@satellos.com.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, a first-of-its-kind, orally administered small molecule drug designed to address deficits in muscle repair and regeneration. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore muscle stem cell signaling that is disrupted in DMD. By addressing the loss of dystrophin-dependent cues, SAT-3247 may re-establish the signals that support effective muscle regeneration. SAT-3247 is currently in clinical development as a potential disease-modifying treatment, initially for DMD. Satellos is also working to identify additional muscle diseases or injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and represent future clinical development opportunities. For more information, visit www.satellos.com.

CONTACTS

Investors: Liz Williams, CFO, ir@satellos.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com